SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

    CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-12829

Gradco Systems, Inc.
(Exact name of registrant as specified in its charter)

871 Coronado Center Drive
Suite 200
Henderson, NV 89052
702-940-2266
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, without par value
(Title of each class of securities covered by this Form)

N/A
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Gradco Holdings, L.L.C., as successor to Gradco Systems, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 8, 2004	By:	/s/ MARK TAKEUCHI Mark Takeuchi Manager Gradco Holdings, L.L.C. (Successor to Gradco Systems, Inc.)